SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLASSIC VACATION GROUP, INC.

(Name of Subject Company)

CLASSIC VACATION GROUP, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37937 F 106

(CUSIP Number of Class of Securities)

Debbie A. Lundquist

Executive Vice President and Chief Financial Officer
Classic Vacation Group, Inc.
One North First St., Suite 300
San Jose, California 95113
(408) 882-8455
(Name, Address and Telephone Number of
Person Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

COPIES TO:

J. Hovey Kemp, Esq.
James E. Showen, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Solicitation/ Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Schedules hereto, this “Statement”) is being filed in response to a tender offer described in a Tender Offer Statement on Schedule TO (which includes certain of the information required to be reported under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended), dated November 13, 2001 (as supplemented on November 21, 2001, the “Schedule TO”), which was filed by CVG Acquisition Corporation, a Delaware corporation (the “Purchaser”), with the Securities and Exchange Commission (the “SEC”) on November 13, 2001.

      Responses to certain items of this Statement are incorporated by reference to the Response to the Offer to Purchase (the “Response”) attached as Exhibit (a)(1) hereto.

Item 1.     Subject Company Information.

      The name of the subject company is Classic Vacation Group, Inc., a New York corporation (the “Company”). The address of the principal executive offices of the Company is One North First St., Suite 300, San Jose, California 95113. The telephone number for the Company at its principal executive offices is (408) 882-8455.

      The title of the class of equity securities to which this Statement relates is the Company’s Common Stock, $0.01 par value per share (the “Shares”). As of November 7, 2001 there were a total of 14,392,825 Shares outstanding.

Item 2.     Identity and Background of Filing Person.

      The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 of this Statement.

      A description of the offer described in the Schedule TO (the “TCR/Thayer Offer”) is incorporated by reference to Section 1 of the Response, titled “Terms of the Transaction — The TCR/Thayer Offer.”

      The Schedule TO states that the principal executive offices of the Purchaser are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

      A response to this item is incorporated by reference to Sections 2, 3, 4 and 5 of the Response, titled “Background,” “Certain Agreements, Arrangements and Transactions with CVGI and the Purchaser,” “Relationships with TCR/Thayer” and “Certain Agreements, Arrangements and Transactions Between the Company and its Directors, Executive Officers and Affiliates,” respectively.

      Except as described in the Response and incorporated herein by reference thereto, to the knowledge of the Company, as of the date hereof, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) the Purchaser or its respective executive officers, directors or affiliates, including CVGI.

Item 4.     The Solicitation or Recommendation.

      A response to this item is incorporated by reference to Section 7 of the Response, titled “Recommendations.”

Item 5.     Persons/ Assets Retained, Employed, Compensated or Used.

      A response to this item is incorporated by reference to Section 6 of the Response, titled “Financial Advisor.”

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      Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the TCR/Thayer Offer.

Item 6.     Interest in Securities of the Subject Company.

      A response to this item is incorporated by reference to Section 9 of the Response, titled “Certain Information about the Company — Transactions Involving the Company’s Securities.”

Item 7.     Purposes of the Transaction and Plans or Proposals.

      A response to this item is incorporated by reference to Sections 2, 6, 7 of the Response, titled “Background,” “Financial Advisor” and “Recommendations,” respectively.

      Except as set forth in this Statement and the Response, the Company is not currently undertaking or engaged in any negotiations in response to the TCR/Thayer Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as set forth in this Statement and the Response, there are no transactions, resolutions of the Company’s Board of Directors, agreements in principle or signed contracts in response to the TCR/Thayer Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.     Additional Information.

      The Response contains additional information that the Company considers to be material. Accordingly, the Response is incorporated herein by reference thereto.

      The section of the Purchaser’s Offer to Purchase (set forth as Exhibit (a)(1) to the Schedule TO) titled “16. The Merger — Appraisal Rights” and Schedule II thereto are incorporated herein by reference thereto.

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Item 9.     Exhibits.

      The following Exhibits are filed herewith:

Exhibit
No.	Description

(a)(1)	Response to Offer to Purchase, dated November 27, 2001.*
(a)(2)	Offer to Purchase, dated November 13, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO/13E-3 of the Purchaser filed with the SEC on November 13, 2001) as amended by Purchaser on November 21, 2001, including all exhibits thereto, (incorporated by reference to the Amendment No. 1 to the Schedule TO of the Purchaser filed with the SEC on November 21, 2001).
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO/13E-3 of the Purchaser filed with the SEC on November 13, 2001).
(a)(4)	Press Release issued by the Company on November 7, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed with the SEC by the Company on November 7, 2001).
(a)(5)	Press Release issued by the Company on October 16, 2001 (incorporated by reference to press release under cover of Schedule 14D-9C filed with the SEC by the Company on October 17, 2001).
(a)(6)	Quarterly Report of the Company for the period ended September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by the Company on November 8, 2001).
(a)(7)	Proxy Statement for the 2001 Annual Meeting of the Company’s Shareholders (incorporated by reference to the Definitive Proxy Statement filed with the SEC by the Company on April 16, 2001).
(a)(8)	Annual Report of the Company for the year ended December 31, 2000 (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC by the Company on March 27, 2001).
(e)(1)	Note Purchase Agreement, dated November 2, 2001, by and between CVGI and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed with the SEC on November 13, 2001).
(e)(2)	Agreement to Tender, dated November 2, 2001, by and between CVGI, GV Investment LLC, TCR, Thayer and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of the Purchaser filed with the SEC on November 13, 2001).
(e)(3)	Capital Contribution Agreement, dated November 2, 2001, by and among the Purchaser, Three Cities Fund III, L.P., GV Investment LLC, Frederic V. Malek and Thayer Equity Investors III, L.P. (incorporated by reference to Exhibit A to the Schedule 13D of the Purchaser filed with the SEC on November 15, 2001).
(e)(4)	Waiver, dated November 2, 2001, by and between the Company and GV Investment LLC (incorporated by reference to Exhibit (a)(5) to the Company’s Quarterly Report on Form 10-Q filed with the SEC by the Company on November 8, 2001).
(e)(5)	Limited Liability Company Agreement of CVGI, dated November 2, 2001 by and among TCR and Thayer.
(e)(6)	Registration Rights Agreement, dated June 12, 1998, by and among the Company and Thayer (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC by the Company on June 25, 1998 (Registration No. 333-52673)), as amended pursuant to Amendment No. 1 thereto, dated , 2000.
(e)(7)	Shareholders Agreement, dated as of June 20, 2000, by and between Thayer Equity Investors III, L.P. and GV Investment LLC (incorporated by reference to Exhibit 7 of Amendment No. 1 to the Schedule 13D of Thayer filed with the SEC on June 23, 2000).
(g)	Not applicable.

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*	Copy mailed to each holder of Shares.

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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLASSIC VACATION GROUP, INC.

By:	/s/ DEBBIE A. LUNDQUIST

Debbie A. Lundquist
Executive Vice President and
Chief Financial Officer

Dated: November 27, 2001

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